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                             April 13, 2022

       Joseph C. Visconti
       Chief Executive Officer
       Forza X1, Inc.
       3101 S. US-1
       Ft. Pierce, FL 34982

                                                        Re: Forza X1, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 7, 2022
                                                            File No. 333-261884

       Dear Mr. Visconti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2022, letter.

       Amendment No. 3 to Form S-1

       Certain Relationships and Related Party Transactions, page 85

   1. We note your revisions in response to prior comment three. Please further address the following:

                                                              Include or move
the description of the land contract to the Forza FX1 Future Factory subsection and/or
Facilities subsection, and ensure consistent and current disclosure.
                                                            For example, we
note that the date for the Planning and Zoning Board Hearing has now passed; please
update and describe the outcome of this hearing. Also describe your progress
toward meeting the deadlines set forth in this agreement.
 Joseph C. Visconti
Forza X1, Inc.
April 13, 2022
Page 2
             Please refile Exhibit 10.13 in the proper text-searchable format. Please refer to
           Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 61,
           March 2022) and Item 301 of Regulation S-T.
2. We note the following disclosure added in response to our prior comment six, "[O]ur
      ability to utilize Twin Vee   s manufacturing capacity pending completion
of our own
      facility will be subject to its availability as determined by Twin Vee," and that the
      Transition Services Agreement does not provide for any dedicated manufacturing capacity. Please include or move this disclosure to your business section and more fully analyze the related risks in your risk factors section. For example, disclose if true that (i)
      Twin Vee has no obligation to make any manufacturing capacity available and you may not be able to produce any boats until your factory is operational, (ii) if production at your factory is delayed, due to lack of equipment, workforce, or other reasons, you may not be able to commence production as planned, and (iii) your financial condition and results of operations and the value of your shares may be materially adversely affected as a result.
        You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-
3641 with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph C. Visconti
                                                             Division of
Corporation Finance
Comapany NameForza X1, Inc.
                                                             Office of
Manufacturing
April 13, 2022 Page 2
cc:       Patrick Egan
FirstName LastName